HAROLD W. PAUL, LLC
                                ATTORNEY AT LAW
                              1465 POST ROAD EAST
                               WESTPORT, CT 06880
                                 (203) 256-8005
                              FAX: (203) 256-9294


                                                       August 3, 2005




By Federal Express
------------------

Craig Slivka, Esq.
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

       Re:   AquaCell Technologies, Inc.
             Amendment No. 1 to Registration Statement on Form S-3
             Filed July 8, 2005
             File No. 333-121903
             Form 10-KSB for the Year Ended June 30, 2004;
             Forms 10-QSB for Fiscal Quarters Ended December 31, 2004 and March 31, 2004
             File No. 1-16165

Dear Mr. Slivka:

     On behalf of AquaCell Technologies, Inc. we are responding to your comment letter dated July 29, 2005. We are filing Amendment No. 2 to Form S-3 and also enclosing a marked copy of the amended to expedite your review. Where appropriate, we are providing you with information supplementally in this letter in lieu of disclosure.


Form S-3/A Filed July 8, 2005
-----------------------------

General
-------

1. Amendment No. 2 with requested changes or supplemental information is enclosed.

2. The Company will be submitting an acceleration request seeking effectiveness prior to August 15, 2005.

Form 10-KSB for the Year Ended June 30, 2004
--------------------------------------------

Item 8A - Controls and Procedures
---------------------------------

3. Responsive amendment made revising language to state "as of the end of the period covered by this Report".

4.   Responsive amendment made revising Rules governing this disclosure.

5.   Responsive amendment made revising "subsequent to" to "as of".


Financial Statements
--------------------

17- New Accounting Pronouncements, page F-10
--------------------------------------------

6. As agreed, the tabular presentation for awards of stock-based employee compensation as required by paragraph 45(o) of SFAS 123, as amended by SFAS 148 will be included in From 10-KSB for the year ended June 30, 2005.


Note F - Equity Transactions
----------------------------

(3) - Issuance of common stock, page F-13
-----------------------------------------

7. Supplementally, we advise that the warrants issued in our previously completed private placement were issued to non-employees.


Form 10-QSB for the period ended September 30, 2004
---------------------------------------------------

8. Supplementally, we advise that Unilever paid us $30,000 for the advertising campaign it ran in February, March and April. Status of location agreements: We have a meeting scheduled with CVS mid-September to finalize our agreement with them. Test cooler has been in place for almost one-year, with program implementation delayed due to its acquisition of Eckerd stores; Winn-Dixie is in the process of selling and/or closing store locations in connection with its reorganization. We have installed coolers in over 115 of Duane Reade's 240 stores and have generated revenue from those placements. We are working to sign a formalized agreement.

9. Responsive amendment made disclosing the general terms of the agreements with J. DeKama and Beau Dietl and Associates. The agreements were previously filed.

10. Responsive amendment made disclosing the expansion plans previously provided to you supplementally.

Liquidity and Capital Resources, page 13
----------------------------------------

11. Responsive amendment made disclosing the terms of the note. The note was issued for the purchase of equipment represented a 36 month installment note issued in connection with the acquisition of a truck. Monthly payments were $333 and the note was paid in full during the quarter ended March 31, 2005.


Form 10-QSB for the Period Ended March 31, 2005
-----------------------------------------------

General
-------

12.  The comment is acknowledged.


Note I - Equity Transactions, page 7
------------------------------------

13. Supplementally, we advise that the call feature associated with the warrants that were issued in connection with the private placement of 566,667 shares of common stock during March 2005 provided for the warrants to be callable if the Company's common stock closes at a price of $3.00 for a period of 20 consecutive trading days.


Item 2. Management's Discussion and Analysis, page 12
-----------------------------------------------------

Liquidity and Capital Resources, page 15
----------------------------------------

14. Liquidity and Capital Resources has been expanded to follow the guidance in FRR-16.


Item 2 (c) Sales of Unregistered Securities, page 16
----------------------------------------------------

15. It is the Company's position that the sales of unregistered securities referred to in this comment were isolated transactions with two of the Company's present stockholders by which the Company received cash consideration to be used as working capital. The pending offering is not a capital raising transaction for the company as it is for the benefit of selling stockholders and the Company does not receive any of the proceeds of any sales. Thus, there is no single plan of financing, no identity of consideration and no commonality of purpose and these transactions should not be an integration issue.

AquaCell Technologies Corporate Plan
------------------------------------

Projected Consolidated Statements of Income
-------------------------------------------

16. As amended projected consolidated statement of income, as part of the AquaCell Technologies Corporate Plan, was field with the American Stock Exchange on January 31, 2005. The amended schedule is submitted to the Commission protected by confidential treatment. This schedule reflects no impairment of goodwill and our annual analysis, for the year ended June 30, 2005, has not yet been completed.

17. Supplementally, we advise that revenue projections have been based upon selling advertising on coolers installed in various locations. Out-of-home advertising is one of the fastest growing segments of the advertising industry with companies seeking to reach consumers where they go, diversifying from television and print advertising. Our billboard water coolers fit into that segment of the industry and our cost-per-thousand pricing is consistent with, and in many cases lower than that of other advertising alternatives. We believe companies are just as willing - if not more so - to advertise on our water coolers, as they would be to advertise on the floor or shelf in stores or on a bus stop or taxi.

     At June 30, 2005 we had 992 coolers installed and subsequently have installed approximately 114 more. Due to the delay in closing CVS and other retailers with whom we are working, we fell short of our June 30, 2005 projection. Based on currently available information, we believe our June 30, 2006 projection is reasonable.


     We have prepared an acceleration request and upon your advice that you have no further comment, will submit same to you.

                                                Sincerely,

                                            /S/ HAROLD W. PAUL

HWP/sl                                          HAROLD W. PAUL

enc.

cc: 	Jennifer Hardy